02018593

RECD S.E.C.
MAR 1 2002
601

Rec'd 3/1/02
VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YYYY) AND ENDING ~~01/31/2001~~ 12/31/01 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stocks 4 Less, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo — (310) 777-8888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

633 West Fifth Street	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

STATE OF: California
)ss.
COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stocks 4 Less, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me
this 28th day of February, 2002.

Notary Public

SCOTT G. MONSON
Commission # 1252353
Notary Public - California
Los Angeles County
My Comm. Expires Feb 3, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (a) Statement of Financial Condition.
- [x] (a) Statement of Operations.
- [x] (a) Statement of Cash Flows
- [x] (a) Statement of Changes in Stockholder's Equity.
- [ ] (a) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (a) Computation of Net Capital.
- [ ] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Stocks 4 Less, Inc.:

We have audited the accompanying statement of financial condition of Stocks 4 Less, Inc. (a California corporation and wholly-owned subsidiary of JB Oxford Holdings, Inc.) (the "Company") as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stocks 4 Less, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Los Angeles, California
February 27, 2002

STOCKS 4 LESS, INC.

Statement of Financial Condition
As of December 31, 2001

Assets

Cash	$	19,041
Deposits with clearing organizations and others		26,087
Securities owned, at estimated fair value		3,300
Furniture and equipment, net of accumulated depreciation of $32,772		--
Other assets		11,961
Total assets	$	60,389

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	1,314
Payable to Parent		11,410
		12,724
Commitments and Contingencies (Note 6)		
Stockholder's Equity:		
Preferred stock, $.01 par value; 200,000 shares authorized; none issued and outstanding		--
Common stock, $.01 par value; 1,000,000 shares authorized; 10 shares issued and outstanding		--
Additional paid-in capital		450,000
Accumulated deficit		(402,335)
Total stockholder's equity		47,665
Total liabilities and stockholder's equity	$	60,389

The accompanying notes are an integral part of these financial statements.

STOCKS 4 LESS, INC.

Notes to Financial Statements
December 31, 2001

1. Ownership Structure

Stocks 4 Less, Inc. (the "Company") was incorporated in November 1994 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company conducts business as an introducing broker. The Company provides discount broker services on an agency basis.

The Company is a wholly owned subsidiary of JB Oxford Holdings, Inc. (the "Parent"). The Parent, through its subsidiaries, is engaged in the business of providing brokerage and related financial services to retail customers and broker-dealers nationwide and is the parent of JB Oxford & Company (the "Affiliate"), a fully disclosed clearing broker.

The Company has an agreement (the "Agreement") with the Affiliate to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the "SEC") rule 15c3-3(k)(2)(ii).

During December 1998, substantially all of the Company's online customers were transferred to the Affiliate.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. In 2001, the Company generated a net operating loss for both federal and state income tax reporting purposes. No amounts have been recorded in the financial statements for income taxes as the Company has provided a valuation allowance for the entire amount of the net operating loss carryforward due to the uncertainty regarding its realizability.

Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation on furniture and equipment is provided for on accelerated and straight-line bases using an estimated useful life of three to five years. Expenditures for repairs and maintenance that do not significantly increase the life of the assets are charged to operations as incurred.

3. Related Party Transactions

The Company utilizes the Affiliate's personnel at a subsidized cost on a per ticket charge. The Company paid no clearing charges to the Affiliate during the year ended December 31, 2001. The Company owes $11,410 to the Affiliate due to certain regulatory fees paid on its behalf during the year. These fees were reimbursed subsequent to December 31, 2001.

4. Net Capital Requirements

As a registered broker-dealer, Stocks 4 Less, Inc. is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company has net capital of $32,404 which was $27,404 in excess of its required net capital of $5,000. The Company's net capital ratio was less than 1 to 1.

5. PAIB Requirements

Proprietary accounts ("PAIB Assets") held at the Affiliate, as clearing broker, are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Affiliate which requires, among other things, for the Affiliate, as clearing broker, to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

6. Commitments and Contingencies

The Company is not a party in any lawsuit or arbitration matters. Additionally, management is unaware of any unasserted claims or other legal matters that may be filed against the Company.

7. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Affiliate (Note 1), will assume customer obligations should a customer of the Company default. The Company and the Affiliate control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Affiliate is unable to repay the balance in the Company's accounts.

8. Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company was required to adopt SFAS No. 141 upon issuance. As such, all business combinations for which the Company may prospectively enter must be accounted for as purchase transactions. The Company will adopt SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 ceases the current amortization of goodwill and will instead be subject to at least an annual assessment for impairment by applying a fair-value-based test. The Company did not have any goodwill or identifiable intangibles as of December 31, 2001.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes or amends previous pronouncements including SFAS No. 121, Accounting Principles Board Opinion No. 30, and Accounting Research Board No. 51. The Company adopted this statement on January 1, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.